Del Monte Pacific Limited

c/o 78 Shenton Way #26-01, Singapore 079120
Telephone No: (65) 6324 6822 Facsimile No : (65) 6221 9477

PLEASE RETURN THIS COPY TO US

6 January 2003

03003081

By Courier

SEC No. 82-5068

03 JAN 13 AM 6:52

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Avenue, N.W.
Washington, DC 20549

Re: *Del Monte Pacific Limited*
Submission Pursuant to Rule 12g 3-2 (b)
Under the Securities Exchange Act of 1934

SUPPL

Gentlemen:

We are submitting the following information on behalf of Del Monte Pacific Limited in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers to Rule 12g3-2(b) under the Exchange Act.

We respectfully request that this submission be duly recorded. If you have any question regarding this filing, or require additional information, please contact the undersigned at the following numbers:

Trunk Line	:	(+632) 8107501
Direct Line	:	(+632) 8481660
Fax No.	:	(+632) 8480308
E-mail	:	deguzman@delmonte-phil.com

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by mail.

Thank you.

Yours sincerely,

REGINA SIMONA B. DE GUZMAN
Assistant Secretary

PROCESSED
JAN 2 2 2003
THOMSON
FINANCIAL

dlw 1/14

cc: Ms. Andres Estay
Assistant Treasurer
The Bank of New York
620 Avenue of the Americas
6th Floor, New York, NY 10011

Del Monte Pacific Limited
c/o 78 Shenton Way #26-01, Singapore 079120
Telephone No: (65) 6324 6822 Facsimile No : (65) 6221 9477

6 January 2003

By Courier

SEC No. 82-5068

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Avenue, N.W.
Washington, DC 20549

Re: *Del Monte Pacific Limited*
Submission Pursuant to Rule 12g 3-2 (b)
Under the Securities Exchange Act of 1934

Gentlemen:

We are submitting the following information on behalf of Del Monte Pacific Limited in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers to Rule 12g3-2(b) under the Exchange Act.

We respectfully request that this submission be duly recorded. If you have any question regarding this filing, or require additional information, please contact the undersigned at the following numbers:

Trunk Line	:	(+632) 8107501
Direct Line	:	(+632) 8481660
Fax No.	:	(+632) 8480308
E-mail	:	deguzman@delmonte-phil.com

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by mail.

Thank you.

Yours sincerely,

REGINA SIMONA B. DE GUZMAN
Assistant Secretary

cc: Ms. Andres Estay
Assistant Treasurer
The Bank of New York
620 Avenue of the Americas
6th Floor, New York, NY 10011

DEL MONTE PACIFIC LIMITED

SGX ANNOUNCEMENTS

MASNET NO.	*ANNOUNCEMENT NO.*	*DATE*	*PARTICULARS*
5	5	25.07.2002	1H 2002 Results Briefing Q&A Highlights - 24 July 2002
90	90	01.08.2002	Amendments to the Half Year Financial Statement Announcement for the Six Months Ended 30 June 2002
23	37	13.11.2002	Notice of General Meeting
78	98	29.11.2002	Del Monte Pacific Announces New Board Member - Aldo Marsegaglia
81	101	29.11.2002	Announcement of Appointment of Director - Aldo Marsegaglia
84	104	29.11.2002	Board Approval of the General Meeting and Appointment of New Auditors (Ernst & Young)
92	112	29.11.2002	Del Monte Pacific Unaffected by Bond Default of Cirio Finanziaria
112	112	18.12.2002	Resignation of Board Member - Luis P. Lorenzo, Jr.

MASNET No. 5 OF 25.07.2002
Announcement No. 5

SEC NO. 82-5068

DEL MONTE PACIFIC LIMITED

1H2002 RESULTS BRIEFING Q&A HIGHLIGHTS- 24 JULY 2002

Del Monte Pacific Limited
1H2002 Results Briefing
Q&A Highlights
24 July 2002

1. How will you manage product supply shortfall?

The product supply shortfall in 1H2002 was temporary. This year, our supply is back-end loaded relative to last year because we had to pull some tonnage from early 2002 into late 2001 to meet demand. As a result, in the early part of the year, we experienced a temporary product shortage. This situation has now been remedied and we expect to be able to meet demand in the second half.

2. Do you expect higher product costs for the next six months?

The higher product costs were primarily due to the temporary shortage in tonnage. As tonnage is expected to return to last year's level, we believe the product costs will average out for the full year. We remain to be the global low-cost producer of pineapples.

3. Do you expect the firmer prices in Europe and North America to hold in 2H2002?

We believe that firmer prices will continue to hold because the global supply of pineapples has not recovered.

4. Is the foreign exchange gain in 1H2002 due to the weakening or strengthening of the US dollar?

It is due to the Philippine peso strengthening against the US dollar.

5. Does the company have a hedging policy? How will the weakening USdollar impact 2H 2002?

Our business has a natural hedge as approximately 60% of our costs are in Philippine pesos and roughly 55% of our revenues are in US dollars. As market conditions change, we will always be monitoring foreign exchange fluctuations and reviewing how best to manage the situation.

Submitted by Yvvone Choo, Company Secretary on 25/07/2002 to the SGX

MASNET No. 90 OF 01.08.2002
Announcement No. 90

SEC NO. 82-5068

DEL MONTE PACIFIC LIMITED

AMENDMENTS TO THE HALF YEAR FINANCIAL STATEMENT ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2002

Further to the Half Year Financial Statement Announcement which was released by Del Monte Pacific Limited (the "Company") on 24 July 2002; the Directors of the Company would like to amend Item 11 of the said announcement which dealt with the details of any changes in the Company's issued share capital - outstanding options. The exercise period of the Company's Market Price A options, which were granted on 29 May 2002, is from 29 May 2004 to **28 May 2012**, and not 28 May 2006 as stated.

Item 11 of the Details of any changes in the company' issued share capital should be stated as follows:

Outstanding options

As at 30 June 2002, the outstanding options to subscribe for the Company's ordinary shares of $0.01 each are as follows:

Date of Grant	Description	Balance as at 1 January 2002 or date of grant, if later	Options lapsed	Options exercised	Balance as at 30 June 2002	No. of holders	Exercise price	Exercise period
30.7.1999	IPO Options	6,824,180	-	-	6,824,180	34	US$0.504	30.7.2000-29.7.2009
2.3.2001	Market Price Options	12,400,000	-	-	12,400,000	42	S$0.490	2.3.2003-1.3.2001
29.5.2002	Market Price A Options (See Note A)	3,250,000	-	-	3,250,000	103	S$0.470	29.5.2004-28.5.2012
	Note A: The Company granted a total of 3,250,000 options to 103 senior managers and department managers on 29 May 2002 at market price, without discount. The exercise price is fixed at S$0.47 per share.							
	Option exercise period				Terms			
	From 29 May 2004 to 28 May 2005				(i) Up to 60 percent of Market Price A Options			
	From 29 May 2005 to 28 May 2012				(ii) Up to 100 percent of Market Price A Options			

Submitted by Yvonne Choo, Company Secretary on 01/08/2002 to the SGX

SEC NO. 82-5068

MASNET No. 23 OF 13.11.2002
Announcement No. 37

DEL MONTE PACIFIC LIMITED

NOTICE OF GENERAL MEETING

DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands with limited liability on 27 May 1999)

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a General Meeting of the Company will be held at Ballroom 1, Level 3, Amara Singapore, 165 Tanjong Pagar Road, Singapore 088532 on 29 November 2002 at 2.00 p.m. for the purpose of considering and, if thought fit, passing with or without any modification, the following resolution which will be proposed as an Ordinary Resolution:

ORDINARY RESOLUTION:
CHANGE OF AUDITORS

That Ernst & Young, Certified Public Accountants, Singapore, be and are hereby appointed Auditors of the Company in piece of Arthur Andersen, Certified Public Accountants, Singapore, who have indicated their intention to resign, and to hold office until the conclusion of the next Annual General Meeting, at a remuneration to be agreed between the Directors and Ernst & Young.

By Order of the Board
Del Monte Pacific Limited

Yvonne Choo
Company Secretary

Singapore,
13 November 2002

Explanatory Notes:

The Company's Auditors, Arthur Andersen, have informed the Directors that a majority of their partners and personnel have joined Ernst & Young. As such, Arthur Andersen has given notice to the Directors of their intention to resign as Auditors of the Company. The Directors recommend the appointment of Ernst & Young as Auditors in place of Arthur Andersen and propose that members vote in favour of this resolution at the General Meeting. Ernst & Young, who have consented to be appointed Auditors of the Company, would hold office until the conclusion of the next Annual General Meeting of the Company. Upon the appointment of Ernst & Young at the General Meeting, Arthur Andersen's resignation as Auditors of the Company will take effect.

Notes:

1. A member entitled to attend and vote at the General Meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.
2. **PERSONS HOLDING SHARES IN THE CAPITAL OF THE COMPANY THROUGH THE CENTRAL DEPOSITORY (PTE) LIMITED ARE REMINDED THAT THE PROXY FORMS APPOINTING THEMSELVES AS PROXIES MUST SIMILARLY BE DEPOSITED AT LEAST 48 HOURS BEFORE THE TIME FOR THE GENERAL MEETING IN ORDER FOR SUCH PERSONS TO BE ABLE TO ATTEND AND/OR VOTE AT SUCH MEETING.**
3. The instrument appointing the proxy must be lodged at the office of the Company's Share Transfer Agent, Lim Associates (Pte) Ltd at 10 Collyer Quay, #19-08, Ocean Building, Singapore 049315, not less than 48 hours before the time appointed for the General Meeting.

MASNET No. 78 OF 29.11.2002
Announcement No. 98

SEC NO. 82-5068

DEL MONTE PACIFIC LIMITED

Del Monte Pacific Announces New Board Member

Del Monte Pacific Announces New Board Member

SINGAPORE – 29 November 2002 – Del Monte Pacific Limited ("the Company") announced today the appointment of Mr. Aldo Marsegaglia to the Board of Directors. He succeeds Mr. Stefano di Bella, who resigned as an executive of Cirio Del Monte and as a director of the Company.

Mr. Marsegaglia is the newly appointed Chief Executive Officer of Cirio Del Monte N.V. Cirio Del Monte is a major European-branded food company that manufactures and distributes Cirio branded tomato products throughout the world and Del Monte product lines throughout Europe, the Middle East and Africa. Through its wholly-owned subsidiary Del Monte Holdings Ltd., Cirio Del Monte is a major shareholder in Del Monte Pacific Ltd.

Prior to joining Cirio Del Monte, Mr. Marsegaglia was for several years CEO of the European consumer goods division of Eridania Beghin Say S.A., a French agro-industrial group.

Submitted by Yvonne Choo, Company Secretary on 29/11/2002 to the SGX

Submitted by Yvonne Choo, Company Secretary on 13/11/2002 to the SGX **SEC NO. 82-5068**

SEC NO. 82-5068

MASNET No. 81 OF 29.11.2002
Announcement No. 101

DEL MONTE PACIFIC LIMITED

Announcement Of Appointment Of Director

Date of appointment:	29/11/2002
Name:	Aldo Marsegaglia
Age:	54
Country of principal residence:	Italy
Whether appointment is executive, and if so, the area of responsibility:	Non-executive
Working experience and occupation(s) during the past 10 years:	From 1992 to 1995 CEO, Bombril S.A. From 1994 to 1995 CEO, Cirio Polenghi de Rica S.p.A. From 1996 to 1997 Chairman of Medeol (Group Eridania Beghin-Say) From 1998 to June 1999 Chairman of Cereol and Medeol (Group Eridania Beghin-Say) From June 1999 to June 2001 Chairman of Cereol (Group Eridania Beghin-Say) From July 2001 to June 2002 Director and General Director of Cereol S.A.

Other directorships

Past (for the last five years)

None

Present

Cirio Del Monte Foods International Limited
Cirio Del Monte Foods Europe Limited
The Just Juice Company Limited
Cirio Del Monte NE Limited
Cirio Del Monte South Africa (Pty) Limited
Cirio Del Monte Italia S.p.A.
Cirio Del Monte Kenya Holdings Inc
Cirio Del Monte International Inc
Cirio Del Monte Hellas S.A.
Cirio Del Monte Belgium S.A.
Cirio Del Monte Espana SL
Del Monte Foods Iberia SL
Cirio Del Monte Kenya Limited

Central American Resources Inc
Del Monte Pacific Resources Limited
Dewey Limited
Del Monte Philippines Inc
The Siam Agro Industry Pineapple and Others Public Company Limited

SEC NO. 82-5068

Shareholding in the listed issuer and its subsidiaries:	
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

<u>Declaration by a Director, Executive Officer or Controlling Shareholder</u>
(As required per Appendix 2.4)

If the answer to the following is "Yes", full details must be provided. If "No", please indicate.

1(a) Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?
○ Yes ● No

1(b) Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?
○ Yes ● No

1(c) Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?
○ Yes ● No

2. Are there any unsatisfied judgements outstanding against you ?
○ Yes ● No

3. Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?
○ Yes ● No

4. Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?
○ Yes ● No

5. Have you received judgment against you in any civil proceedings in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?
○ Yes ● No

6. Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
○ Yes ● No

7. Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?

○ Yes ◉ No

8. Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?
○ Yes ◉ No

9. Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an Inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company, or partnership?
○ Yes ◉ No

Submitted by Yvonne Choo, Company Secretary on 29/11/2002 to the SGX

DEL MONTE PACIFIC LIMITED

GENERAL MEETING AND APPOINTMENT OF NEW AUDITORS

The Directors of Del Monte Pacific Limited ("the Company") are pleased to announce that at the General Meeting of the Company held on 29 November 2002, the ordinary resolution relating to the appointment of Ernst & Young as auditors of the Company in place of Arthur Andersen as set out in the Notice of the Meeting was duly passed.

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Yvonne Choo, Company Secretary on 29/11/2002 to the SGX

SEC NO. 82-5068

MASNET No. 92 OF 29.11.2002
Announcement No. 112

DEL MONTE PACIFIC LIMITED

Del Monte Pacific Unaffected by Bond Default of Cirio Finanziaria

Del Monte Pacific Unaffected by Bond Default of Cirio Finanziaria

SINGAPORE – 29 November 2002 – The Board of Del Monte Pacific Limited ("DMPL") would like to refer to recent press reports stating that Cirio Finanziaria SpA ("Cirio") has been declared in default on their Eurobond issues by the bonds' Trustees.

The Cirio group is a major shareholder of DMPL, as well as a customer accounting for about 10% of DMPL group's sales.

The Board would like to advise the shareholders that the DMPL group continues to trade with the Cirio group. Meanwhile, DMPL has taken measures to protect its receivables from the Cirio group, and will continue to closely monitor the situation.

Submitted by Yvonne Choo, Company Secretary on 29/11/2002 to the SGX

MASNET No. 112 OF 18.12.2002
Announcement No. 112

SEC NO. 82-5068

DEL MONTE PACIFIC LIMITED

RESIGNATION OF BOARD MEMBER

Del Monte Pacific Limited announced today the resignation of Mr Luis P. Lorenzo from the Board of Directors, as Director and Vice Chairman and as a member of the Company's Audit Committee, following his acceptance of his appointment as Secretary of Agriculture of the Philippines.

By Order of the Board
DEL MONTE PACIFIC LIMITED

Yvonne Choo
Company Secretary

Submitted by Yvonne Choo, Company Secretary on 18/12/2002 to the SGX